UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                      Applied Extrusion Technologies, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    038196101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

Schedule 13G/A

CUSIP No. 038196101

  1. Names of Reporting Persons: Goldsmith & Harris Incorporated I.R.S. Identification Nos. of above persons (entities only): 13-3741461

  2.   Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [  ]

          (b) [  ]

  3.  SEC Use Only


  4.  Citizenship or Place of Organization:    New York

Number of                  5.  Sole Voting Power:             --0--
Shares
Beneficially               6.  Shared Voting Power:           --0--
Owned by
Each                       7.  Sole Dispositive Power:        835,250
Reporting
Person With                8.  Shared Dispositive Power:      --0--

  9. Aggregate Amount Beneficially Owned by Each Reporting Person: 835,250

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

  11. Percent of Class Represented by Amount in Row (9): 6.62%

  12. Type of Reporting Person (See Instructions): BD & IA


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

Item 1.

          (a) The name of the issuer is Applied Extrusion Technologies, Inc. (the "Corporation").

          (b) The Corporation's executive office is located at Three Centennial, Peabody, Massachusetts 01960.

Item 2.

          (a) The person filing this statement is Goldsmith & Harris Incorporated ("G&H").

          (b) G&H is located at 80 Pine Street, New York, NY 10005.

          (c) G&H was organized under the laws of New York.

          (d) The security (the "Security") is common stock, $0.01 par value per share.

          (e) The CUSIP Number of the Security is 038196101.

Item 3.

          G&H is a broker-dealer (File No. 8-30122) registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser (File No. 801-56934) registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.    Ownership

          (a) G&H, through its executive officers, is the beneficial owner of 835,250 shares of the Security by virtue of its investment discretion over accounts of its clients that hold shares of the Security.

          (b) The amount of shares of the Security beneficially owned by G&H is 6.62% of the total outstanding shares of the Security.

          (c)  (i)  Not applicable.

               (ii) Not applicable.

               (iii) G&H has the sole power to dispose or to direct the disposition of 835,250 shares of the Security.

               (iv) Not applicable.


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

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            The clients of G&H may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2003                       Goldsmith & Harris Incorporated


                                               By:   /s/  Philip W. Goldsmith
                                                   --------------------------
                                                   Philip W. Goldsmith
                                                   Chairman


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